Filed by FPL Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File Number: 1-8841

Creating the Premier
Competitive Energy Company

Employee Meetings

December 19, 2005

Safe Harbor Language

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,”
“believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group, Inc.
(FPL Group) or Constellation Energy Group, Inc. (Constellation Energy) stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL Group and
Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Neither Constellation Energy nor
FPL Group undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Non-Solicitation

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (“FPL Group”)  or
Constellation Energy Group, Inc. (“Constellation Energy”). Constellation Energy intends to file with the Securities and
Exchange Commission (the “SEC”) a registration statement that will include the joint proxy statement/prospectus of
Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY
OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction.  Investors will be able to obtain these materials (when they are available) and other documents filed with the
SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention:
Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group’s directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy’s directors and executive officers is available in its proxy statement filed with the
SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group’s filing on Form 10-Q, dated
August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Agenda

What the Combined Company Will Look Like

A Strong Cultural Fit

What the Merger Means for Employees

Next Steps

Questions and Answers

The FPL Group – Constellation Energy
Merger Announcement

Why FPL Group and Constellation are Merging

Build the Leading Platform in the Competitive
Energy Sector

Create a world-class competitive electricity business

Build a Bigger, Stronger, More Diversified
Regulated Utility Business

Build a Combined Enterprise Well-positioned for
Long-term Strength, Growth, Success

….Creating America’s Premier
     Energy Company

#2                          Regulated Electric Customers (5.5 million)

Creating A New FORTUNE 100 Company And An
Industry Leader

#1                          Wholesale Competitive Supplier (22,040 MWs)

#1                          Retail Competitive Supplier (16,550 MWs)

#1                       U.S. Generation (45,194 MWs)

#1                          Wind Generation (3,211 MWs)

#3                          Nuclear Generation (8,228 MWs) (1)

(1)  Nuclear generation capacity as of 12/5/05 plus 419 MWs for Duane Arnold, which is expected to close by the first quarter 2006

The New Entity: A Unique And Compelling
Combination

The premier competitive energy
provider offering attractive growth
and a balanced, moderate risk
posture…

Wholesale

Retail

Generation

+

+

Florida
Power
& Light

Baltimore
Gas and
Electric

Corporate Strengths & Skills

+

…a solid base of stable, growing
earnings and cash flow…

…built on the strongest balance
sheet in the industry

+

+

A Strong Cultural Fit

Shared Vision on Serving the Customer

FPL:     “We will be the preferred provider of safe, reliable, and

                          cost-effective products and services that satisfy the

                          electricity related needs of all customer segments.”

BGE:   “Our vision is to be the first-choice provider for customers seeking energy solutions in the complex and changing

                          energy marketplace.”

Shared Commitment to Helping Employees Achieve
Their Full Potential

Accountability

Teamwork

Meritocracy

Honesty and Candor

Shareholder Value Focus (Stock Price Appreciation)

Two management teams with proven records of
delivering shareholder value

CEG +112%

FPL +52%

S&P 500 +10%

S&P Elec +36%

(50%)

(25%)

0%

25%

50%

75%

100%

125%

150%

2/
28/
02

4/
30/
02

6/
30/
02

8/
30/
02

10/
30/
02

12/
30/
02

3/
1/
03

5/
1/
03

7/
1/
03

8/
31/
03

10/
31/
03

12/
31/
03

3/
1/
04

5/
1/
04

7/
1/
04

8/
31/
04

10/
31/
04

12/
31/
04

3/
2/
05

5/
2/
05

7/
2/
05

9/
1/
05

11/
1/
05

Key Transaction Terms

Structure:

Modified merger of equals

1 share of FPL Group converted to 1 share of Constellation Energy after the merger

1 share of Constellation Energy converted to 1.444 shares of Constellation Energy after the merger

Consideration:

100% stock

Premium:

Approximately 15% to Constellation Energy shareholders (1)

Ownership: (2)

Approximately 60% FPL Group shareholders

Approximately 40% Constellation Energy shareholders

Name:

Constellation Energy

Management:

Lew Hay to become chief executive officer

Mayo Shattuck to become chairman of the board

Board Members:

9 nominated by FPL Group, 6 nominated by Constellation Energy

Headquarters:

Dual corporate headquarters

Competitive energy in Baltimore, MD

Florida Power & Light in Juno Beach, FL

Baltimore Gas and Electric in Baltimore, MD

Fossil and renewable generation in Juno Beach, FL

(1) 20-day average CEG share price of $53.44 and FPL share price of $42.39 ending 12/13/05

(2) Estimated based on shares outstanding at 12/16/05

The New Senior Leadership Team

Mr. Lew Hay

CEO

Mr. Mayo Shattuck

Chairman

Currently FPL Group
Chairman and CEO

   Currently Constellation Energy
Chairman and CEO

Organizational Structure

Board of Directors

       Mayo Shattuck        –          Chairman

              Lew Hay                 –             Director

  Non-executive (13)   –          Directors

Chief Executive Officer

Lew Hay

Competitive Energy
(Market-Facing

Retail & Wholesale)

Mayo Shattuck

Regulated Utilities

& Generation

Jim Robo

Chief Financial
Officer& Chief
Admin. Officer

Follin Smith

Transition &
Integration

Moray Dewhurst

Florida Power &
Light

Armando Olivera

Baltimore Gas and
Electric

Ken DeFontes

Combination Of Top-Performing Utilities

1.2

4.3

Electric Customers (millions)

0.6

-

Gas Customers (millions)

$249

(Ranks #8 of 91)

$176

(Ranks #1 of 91)

Low-cost operations

(O&M $ per customer)

102

Top quartile

3.0%

FPL

103

Top quartile

Focus on Customer Satisfaction

(J.D. Power 2005 Residential Survey)

1.0% - 1.5%

Healthy Long-term Volume Growth
(Customer & Usage)

BGE

Benefits To FPL and BGE Utility Customers

Balance sheet strength

Modest direct cost savings through leveraging
utility expertise across a larger platform

Opportunities to improve reliability through best
practices sharing

Mutual support

Nuclear scale

Coal expertise to Florida

Florida  -
Benefits
to
Customers

Maryland –
Benefits
to
Customers

Complementary Competitive Business Strengths

Constellation

FPL Group

Both

Highest Load
Serving Market Share

Generation Assets in
NEPOOL / ERCOT

Focus on Cost and
Operational Efficiency

Strong Wind
Position

Strong Nuclear
Capability

Leading Risk
Management
Expertise

Generation Margin Expansion Before Synergies

Constellation – Mid-Atlantic Fleet

FPL Energy – Merchant  Generation

(1) A revenue sharing agreement with previous owners begins upon PPA expiration

(2) Expected to close in the first quarter of 2006

(3) Excludes planned uprate of 17% in 2006

1.2

1.0

0.8

0.8

0.5

0.8

1.0

1.3

2005

2006

2007

2008

Gross
Margin
($ billions)

1.0

0.9

0.7

0.7

0.6

0.7

0.8

0.9

1.0

1.1

2005

2006

2007

2008

Gross
Margin
($ billions)

Other gross margin expansion opportunities

Productivity initiatives to increase output

Future PPA expirations

August 2009

Nine Mile Point Unit 1 (620 MW)

November 2011

Nine Mile Point Unit 2 (941 MW) (1)

February 2014

Duane Arnold (419 MW) (2)

August 2014

Ginna (498 MW) (3)

Complementary Generation and Customer
Businesses

FPL Energy

Constellation Energy

ERCOT

NEPOOL

PJM

Combined

Peak

Load
Served (1)

Generation (2)

Generation (2)

Generation (2)

1,500

900

600

3,679

2,793

1,159

6,300

9,800

13,200

800

-

6,413

7,800

10,700

13,800

4,479

2,793

7,572

(MW)

(MW)

(MW)

(MW)

(MW)

(MW)

Constellation’s customer market shares combined with FPL Energy’s deregulated assets create a balanced footprint

TOTAL

3,000

7,631

29,300

7,213

32,300

14,844

Peak

Load
Served (1)

Peak

Load
Served (1)

(1) Peak load served as of 9/30/05

(2) Generation megawatts as of 12/5/05

Summary

Compelling opportunity to create leading competitive
energy provider

Well-matched, complementary contributions from two
strong companies

Multiple channels of growth, balanced by strong base of
moderate risk cash flow and earnings

Multiple sources of synergy

Combined entity well positioned for the opportunities and
challenges of the decade ahead

What the Merger Means for Employees

Enhanced opportunity

Larger, more diversified company

Greater financial strength

Key objectives

Contribute to new company’s success

Build a new enterprise

Impact on jobs

Reductions to be achieved by normal attrition
wherever possible

Enterprise-wide growth potential to provide added
career opportunities

Next Steps

Expected timetable to complete merger: 9 to 12 months

We must stay focused, continue to do our jobs and serve
our customers

FPL Group and Constellation Energy remain separate,
stand-alone companies until merger closes

We must continue to execute on 2005 / 2006 business plans

Management will:

Provide frequent updates to employees as merger
process continues

Be direct and forthright, “tell it like it is”

QUESTIONS?